EXHIBIT 2
                                                                       ---------




                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT


The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, presents its findings to senior management and informs the Audit Committee of the Board of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of four unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.


[SIGNATURE]                              [SIGNATURE]

John W. Weaver                           Pierre Rougeau
President and Chief Executive Officer    Senior Vice-President, Corporate
                                         Development and Chief Financial Officer

February 27, 2004                        February 27, 2004
Montreal, Canada                         Montreal, Canada

AUDITORS' REPORT


TO THE SHAREHOLDERS OF ABITIBI-CONSOLIDATED INC.

We have audited the consolidated balance sheets of ABITIBI-CONSOLIDATED INC. as at December 31, 2003 and 2002 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


[SIGNATURE PRICEWATERHOUSECOOPERS LLP]

Chartered Accountants
January 26, 2004 (except as to note 25, dated February 27, 2004)
Montreal, Canada

CONSOLIDATED STATEMENT OF EARNINGS
Years ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

Net sales                                                                               4,786        5,122          5,811

Cost of products sold                                                                   4,136        4,107          4,018
Selling, general and administrative expenses                                              181          169            172
Closure costs (note 4)                                                                     67            -              -
Amortization of plant and equipment                                                       687          648            640
Amortization of intangible assets                                                          16           16             16
Goodwill impairment (note 9)                                                               21            -              -
                                                                                 ------------------------------------------
Operating profit (loss) from continuing operations                                       (322)         182            965
Financial expenses (note 6)                                                               389          444            470
Loss (gain) on translation of foreign currencies                                         (741)         (54)           265
Other expenses (note 7)                                                                     9           13             13
                                                                                 ------------------------------------------
Earnings (loss) from continuing operations
  before the following items                                                               21         (221)           217
Income tax expense (recovery) (note 8)                                                   (151)        (181)            84
Non-controlling interests                                                                 (10)           7             23
Goodwill amortization                                                                       -            -             40
                                                                                 ------------------------------------------
Earnings (loss) from continuing operations                                                182          (47)            70
Earnings (loss) from discontinued operations (note 5)                                      (3)         306             36
                                                                                 ------------------------------------------
Net earnings                                                                              179          259            106
                                                                                 ==========================================
Earnings (loss) per share (basic and diluted) (note 10)
  From continuing operations                                                             0.41        (0.11)          0.16
  Net earnings                                                                           0.41         0.59           0.24
                                                                                 ==========================================
Weighted average number of common shares outstanding (in millions)                        440          440            440
Common shares outstanding, end of year (in millions)                                      440          440            440
                                                                                 ==========================================

CONSOLIDATED STATEMENT OF DEFICIT
Years ended December 31
(in millions of Canadian dollars)


                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

Deficit, beginning of year                                                               (497)        (580)          (510)
Net earnings                                                                              179          259            106
Dividends declared                                                                        (77)        (176)          (176)
                                                                                 ------------------------------------------
Deficit, end of year                                                                     (395)        (497)          (580)
                                                                                 ==========================================

See accompanying Notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31 (in millions of Canadian dollars)

                                                                                         2003         2002           2001
                                                                                         ----         ----           ----
                                                                                            $            $              $

CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                               182         (47)              70
Amortization                                                                             703         664              656
Goodwill impairment and amortization (note 9)                                             21           -               40
Future income taxes (note 8)                                                            (156)        (208)             12
Loss (gain) on translation of foreign currency long-term debt                           (823)         (59)            259
Employee future benefits, excess of disbursements over expense                           (34)         (69)            (58)
Non-controlling interests                                                                (10)           7              23
Other non-cash items                                                                      20           21              39
                                                                                 ------------------------------------------
                                                                                         (97)         309           1,041
Changes in non-cash operating working capital components (note 12)                       158         (66)             (51)
                                                                                 ------------------------------------------
Cash flows from continuing operating activities                                           61         243              990
                                                                                 ------------------------------------------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                             1,595          911           1,579
Repayment of long-term debt                                                           (1,334)      (1,281)         (1,599)
Financing fees                                                                            (9)           -               -
Cash contributions by non-controlling interests in subsidiaries                           43            -               -
Dividends paid to shareholders                                                          (110)        (176)           (176)
Dividends paid to non-controlling shareholders of subsidiaries                            (8)          (5)            (22)
Net proceeds on issuance of shares (note 10)                                               2            -               -
                                                                                 ------------------------------------------
Cash flows from (used in) financing activities of continuing operations                  179         (551)           (218)
                                                                                 ------------------------------------------
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Business acquisition, net of cash acquired (note 3)                                        -            -            (286)
Additions to property, plant and equipment                                              (262)        (214)           (459)
Additions to intangible assets                                                            (4)           -               -
Net proceeds on disposal of discontinued operations (note 3)                               -          460               -
Investments                                                                              (31)         (46)            (16)
Net proceeds on disposal of property, plant and equipment and other assets                 7            -              43
Other                                                                                    (22)           -             (11)
                                                                                 ------------------------------------------
Cash flows from (used in) investing activities of continuing operations                 (312)         200            (729)
                                                                                 ------------------------------------------

Cash generated by (used in) continuing operations                                        (72)        (108)             43
Cash generated by discontinued operations (note 5)                                         -           51              38
                                                                                 ------------------------------------------
Increase (decrease) in cash and cash equivalents during the year                         (72)         (57)             81
Currency translation adjustment on cash                                                  (21)          (5)              4
Cash and cash equivalents, beginning of year                                             146          208             123
                                                                                 ------------------------------------------
Cash and cash equivalents, end of year (note 12)                                          53          146             208
                                                                                 ==========================================

See accompanying Notes to consolidated financial statements

CONSOLIDATED BALANCE SHEET
As at December 31
(in millions of Canadian dollars)


                                                           2003            2002
                                                         ------          ------
                                                              $               $

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                    53             146
Accounts receivable                                         372             535
Inventories (note 13)                                       755             782
Prepaid expenses                                             58              57
                                                        -----------------------
                                                          1,238           1,520
Investments (note 3 and note 14)                            273             264
Property, plant and equipment (note 15)                   6,421           7,138
Intangible assets (note 16)                                 489             501
Future income taxes (note 8)                                296             221
Other assets (note 17)                                       91              74
Goodwill (note 1 and note 9)                              1,377           1,426
                                                        -----------------------
                                                         10,185          11,144
                                                        =======================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                  1,048           1,100
Long-term debt due within one year (note 18)                317             225
                                                        -----------------------
                                                          1,365           1,325

Long-term debt (note 18)                                  4,641           5,408
Employee future benefits (note 19)                           86             135
Future income taxes (note 8)                                934             986
Deferred gain (note 3)                                      122             134
Non-controlling interests                                   167              70

SHAREHOLDERS' EQUITY
Capital stock (note 10)                                   3,517           3,520
Contributed surplus                                          14              14
Deficit                                                    (395)           (497)
Foreign currency translation adjustment (note 20)          (266)             49
                                                        -----------------------

                                                          2,870           3,086
                                                        -----------------------

                                                         10,185          11,144
                                                        =======================


See accompanying Notes to consolidated financial statements

Approved by the Board

[SIGNATURE]                                      [SIGNATURE]

John W. Weaver                                   C. Edward Medland
President and Chief Executive Officer            Chairman of the Audit Committee

CONSOLIDATED BUSINESS SEGMENTS
Years ended December 31
(in millions of Canadian dollars, except as noted)

                                                               AMORTIZATION      OPERATING                ADDITIONS            SALES
                                                          NET           AND         PROFIT               TO CAPITAL           VOLUME
                                                        SALES    IMPAIRMENT      (LOSS)(1)      ASSETS   ASSETS (2)      (UNAUDITED)
                                                       ------  ------------      ---------      ------   ----------      -----------
                                                            $             $              $           $            $
2003

Newsprint                                               2,805           464          (187)       6,561          106         4,611(a)
Value-added groundwood papers                           1,396           181           (49)       2,874          131         1,810(a)
Wood products(3)                                          585            79           (86)         750           29         1,930(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   4,786           724          (322)      10,185          266
                                                       =============================================================================

2002
Newsprint                                               2,915           425              -       7,285          152         4,624(a)
Value-added groundwood papers                           1,541           186            136       3,041           38         1,770(a)
Wood products(3)                                          666            53             46         818           24         1,759(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   5,122           664            182      11,144          214
                                                       =============================================================================

2001
Newsprint                                               3,502           449            636       7,550          173         4,456(a)
Value-added groundwood papers                           1,717           155            317       2,863          242         1,761(a)
Wood products(3)                                          592            52             12         891           44         1,704(b)
                                                       -----------------------------------------------------------------------------

Continuing operations                                   5,811           656            965      11,304          459
                                                       =============================================================================


(1) As at December 31, 2003, operating profit (loss) for the "Newsprint" segment includes an asset write-off of $67 million and closure costs of $50 million (2002 -$12 million for asset write-off, 2001 - $33 million for asset write-off).

     As at December 31, 2003, operating profit (loss) for the "Value-added groundwood papers" segment includes closure costs of $17 million. There were no such costs in 2002 and 2001.

     As at December 31, 2003, operating profit (loss) for the "Wood products" segment includes a goodwill impairment charge of $21 million. There was no such charge in 2002 and 2001.

(2)  Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $189 million in 2003 (2002 - $163 million, 2001 - $199 million).

(a)  in thousands of tonnes
(b)  in millions of board feet

See accompanying Notes to consolidated financial statements

CONSOLIDATED GEOGRAPHIC SEGMENTS
Years ended December 31
(in millions of Canadian dollars)

Net sales, capital assets(1) and goodwill by geographic manufacturing location are as follows:

                                                                       CAPITAL
                                                                    ASSETS AND
                                                    NET SALES         GOODWILL
                                                    ---------       ----------
                                                            $                $

2003
Canada                                                  3,520            5,391
U.S.                                                      634            1,763
Other countries                                           632            1,133
                                                    --------------------------

Continuing operations                                   4,786            8,287
                                                    ==========================
2002
Canada                                                  3,708            5,640
U.S.                                                      716            2,063
Other countries                                           698            1,362
                                                    --------------------------

Continuing operations                                   5,122            9,065
                                                    ==========================
2001
Canada                                                  4,286            5,931
U.S.                                                      925            2,202
Other countries                                           600            1,335
                                                    --------------------------

Continuing operations                                   5,811            9,468
                                                    ==========================


Net sales by final sales destination are as follows:

                                            2003         2002             2001
                                            ----         ----             ----
                                               $            $                $

Canada                                       714          724              745
U.S.                                       2,832        3,088            3,709
Other countries                            1,240        1,310            1,357
                                           -----------------------------------

Continuing operations                      4,786        5,122            5,811
                                           ===================================


(1) Capital assets include property, plant and equipment and intangible assets.

See accompanying Notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would be found in US GAAP financial statements. These measurement differences are described in note 26 "Differences between Canadian and United States generally accepted accounting principles".

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture investments. The investments in companies subject to significant influence are accounted for using the equity method.

Since January 1, 2003, the Company has an option, at a predetermined nominal amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that, if exercised, could force the Company to acquire its 50% interest.

In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the continuing ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Since the purchase amount referred to above is nominal, the Company's consolidated financial position as at December 31, 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

BUSINESS OF THE COMPANY
The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers is obtained mainly from the paper recycling facilities operated by the Company and from third-party supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.

The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, closure costs, amortization of plant and equipment and intangible assets, and goodwill impairment for each business segment. Interest income, financial charges, loss or gain on translation of foreign currencies, other expenses and income tax expense are not allocated to specific business segments.

USE OF ESTIMATES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


REVENUE
The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered probable.

TRANSLATION OF FOREIGN CURRENCIES
SELF-SUSTAINING FOREIGN OPERATIONS
Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

TRANSLATION OF OTHER FOREIGN CURRENCY TRANSACTIONS
U.S. dollar debt is translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

Realized gains and losses on options and forward exchange contracts that hedge anticipated revenues are included in earnings when such revenue is earned.

INVENTORIES
Wood products, newsprint and value-added groundwood papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

INVESTMENTS
Investments in companies and other entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION
Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

Amortization is provided principally using the straight-line method at rates which amortize the assets' cost over their useful lives as follows:

                                                                                                    RATES
                                                                                                 --------
Buildings, pulp and paper mill production equipment, and main logging roads                         4%-5%
Sawmill production equipment                                                                     8.5%-10%
Hydroelectric power plants                                                                           2.5%
                                                                                                 ========


Additions to plant and equipment are amortized from the date of operation.

INTANGIBLE ASSETS AND AMORTIZATION
Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

                                                                                                    RATES
                                                                                                 --------
Water rights                                                                                         2.5%
Cutting rights and land use rights                                                                  3%-4%
                                                                                                 ========

OTHER ASSETS
Other assets are reported at cost. Deferred financing fees are amortized on a straight-line basis over the life of the related long-term debt, which generally ranges from 5 to 30 years.

GOODWILL
Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. Since January 1, 2002, goodwill is no longer amortized to earnings, but periodically tested for impairment. On an ongoing basis (absent any impairment indicators), the Company performs its annual impairment test during the fourth quarter of each year.

ENVIRONMENTAL COSTS
The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

EMPLOYEE FUTURE BENEFITS
PENSIONS
The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

     o the cost of pension benefits provided in exchange of employees' services rendered during the year;
     o    the interest cost of pension obligations;
     o the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;
     o gains or losses on settlements, curtailments and special early retirement;
     o the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans; and
     o the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

OTHER EMPLOYEE FUTURE BENEFIT PLANS
The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs and medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

INCOME TAXES
Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


STOCK-BASED COMPENSATION PLANS
The Company has stock-based compensation plans, which are described in note 11. The Company records, as a charge to earnings, the intrinsic value of stock options at the grant date, which is usually nil. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

DERIVATIVE INSTRUMENTS
The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

The Company hedges its foreign exchange exposure on anticipated net cash inflows in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in "Net sales".

The Company hedges its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

CHANGE IN ACCOUNTING POLICIES
Effective January 1, 2003, the Company prospectively applied the new guidelines of Emerging Issues Committee ("EIC") Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, these loans, totalling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The new Handbook section 1100, "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES", has been issued and is effective for years beginning on or after October1,2003. The new section establishes standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP, complementing section 1000, "FINANCIAL STATEMENT CONCEPTS". The new standard eliminates "industry practice" as a possible source for consultation. As a result, starting January 1, 2004, the Company will record its distribution costs as an operating expense, instead of as a reduction from gross sales to determine "Net sales". This standard will be applied retroactively. Therefore, had the new standard been in force for the year ended December 31, 2003, net sales and expenses would have been higher by $577 million (2002 - $582 million, 2001 - $581 million). This will not have any impact on past or future net earnings and cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

The Accounting Standards Board ("ASB") of the Canadian Institute of Chartered Accountants ("CICA") has issued section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which is effective for years beginning on or after April 1, 2003. This section establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company will apply this new standard prospectively and does not expect that its implementation will have a significant impact on its consolidated financial position or results of operations.

ASSET RETIREMENT OBLIGATIONS
The ASB of the CICA has issued section 3110 of the Handbook, "ASSET RETIREMENT OBLIGATIONS". This standard focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The section is effective for fiscal years beginning on or after January 1, 2004. Management does not expect the adoption of this new standard to have any significant impact on its consolidated financial statements.

STOCK-BASED COMPENSATION PLAN
The ASB of the CICA has issued a new recommendation relative to Handbook section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" that states that a fair value based measurement basis must be used. The intrinsic value method is no longer acceptable. This recommendation will be effective for fiscal years beginning on or after January 1, 2004. The Company will adopt the new recommendation retroactively with restatement. The implementation of this recommendation will not have a significant impact on the Company's consolidated financial statements.

HEDGING RELATIONSHIPS
The ASB of the CICA has issued Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS" that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions for when hedge accounting may be applied. This guideline should be applied to hedging relationships in effect for fiscal years beginning on or after July 1, 2003. In Management's opinion, the implementation of this guideline will not have a significant impact on the Company's consolidated financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The ASB of the CICA issued AcG-15, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In Management's opinion, the implementation of this guideline will not have an impact on the Company's consolidated financial statements.

REVENUE RECOGNITION
The EIC of the CICA issued EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS" which will all be effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "REVENUE". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. In Management's opinion, the application of these accounting treatments will not have a significant impact on the Company's consolidated financial statements.

COMPARATIVE FIGURES
Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


2. INVESTMENTS IN JOINT VENTURES
(in millions of Canadian dollars)

The Company's consolidated financial position as at December 31, 2003 and 2002 and consolidated results of operations and cash flows for the years ended December 31, 2003, 2002, and 2001 include, on a proportionate consolidation basis, the impact of its U.S. joint venture partnership of Augusta Newsprint Company ("Augusta") - 50%, its Asian joint venture Pan Asia Paper Co. Pte Ltd ("PanAsia") - 33.33% up to August 16, 2001 and 50% thereafter, its Star Lake Hydro Partnership - 51% and the Company's investments in joint venture sawmills in Quebec.

Also, the Company's consolidated financial position as at December 31, 2002 and consolidated results of operations and cash flows for the years ended December 31, 2002 and 2001 include, on a proportionate consolidation basis, the impact of its U.S. joint venture partnership of Alabama - 50% and Alabama Recycling - 50%.

                                                                               2003         2002            2001
                                                                               ----         ----            ----
                                                                                  $            $               $
EARNINGS
Net sales                                                                       751          847             717
Operating expenses                                                              691          735             571
                                                                               ----------------------------------
Operating profit                                                                 60          112             146
Non-operating expenses                                                           30           53              78
                                                                               ----------------------------------
Net earnings                                                                     30           59              68
                                                                               ==================================

CASH FLOWS FROM (USED IN)
Operating activities                                                             69          108              92
Financing activities                                                             21          (45)            (53)
Investing activities                                                            (39)         (23)            (39)

ASSETS
Current assets                                                                  255          295             256
Property, plant and equipment and other non-current assets                      826        1,226           1,211

LIABILITIES
Current liabilities                                                              88          135             104
Long-term debt (including current portion)                                      325          504             590
Other non-current liabilities                                                    80           75              64
                                                                               ==================================

Since June 30, 2003, the Company has an option, at a predetermined amount, to purchase the joint venture partner's 50% interest in Augusta. This option is valid until June 30, 2005.


3. ACQUISITIONS AND DIVESTITURE
(in millions of Canadian dollars)

a) 2002 DIVESTITURE
On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising of $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units") and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units. As at December 31, 2003, the Company has a 25% interest in SFK GP.

Total net proceeds to the Company, after transaction costs, were approximately $624 million. The Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on the interest yet retained as at December 31, 2002. This deferred gain will be recorded to earnings upon sale of the investment.

The $16 million contingent consideration was to be held in trust by the Fund and released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements, exceeds certain levels. As at December 31, 2003, the entire amount of the contingent consideration had been used by the Fund for distributions to its unitholders. The deferred gain described above has therefore been reduced by the same amount.

Class B units are exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounts for its investment in SFK GP using the equity method. The Company views this investment as non-strategic and plans to divest it when appropriate.

During 2003, the Company recorded a pre-tax expense of $4 million related to the transfer of pension funds representing a purchase price adjustment that was based on circumstances up to December 31, 2003.

b) 2001 ACQUISITIONS
On August 16, 2001, the Company acquired 16.67% of the outstanding shares of PanAsia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction, the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.

The fair value of net assets acquired and the carrying value of net assets sold were as follows:

                                                                                            2002                        2001
                                                                                 NET ASSETS SOLD         NET ASSETS ACQUIRED
                                                                                 ---------------         -------------------
                                                                                               $                           $
Net assets acquired or sold
Current assets                                                                                31                          51
Property, plant and equipment                                                                104                         280
Other assets and investments                                                                   -                           3
Current liabilities                                                                           (9)                        (30)
Long-term debt and bank loan                                                                   -                        (117)
Employee future benefits                                                                      (5)                          -
Non-controlling interests                                                                      -                         (11)
Future income tax liabilities                                                                  -                          (3)
Goodwill                                                                                       -                         121
                                                                                 --------------------------------------------
Fair value of net assets acquired or carrying value of net assets sold                       121                         294
                                                                                 ============================================

Consideration paid (received)
Cash                                                                                        (460)                        286
Balance receivable                                                                           (16)                          -
Note payable                                                                                   -                           8
Class B exchangeable units of SFK GP                                                        (148)                          -
                                                                                 --------------------------------------------
                                                                                            (624)                        294
                                                                                 ============================================


4. CLOSURE COSTS

In December 2003, the Company announced the indefinite idling of the Company's Lufkin, Texas and Port-Alfred, Quebec paper mills. This indefinite idling resulted in a charge of $67 million ($44 million net of income taxes) mainly related to severance costs, other labour related costs and other costs resulting from the idling of these mills.

As at December 31, 2003, of the $67 million, $5 million had been paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


5. DISCONTINUED OPERATIONS
(in millions of Canadian dollars, except per share amounts)


As mentioned in note 3, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec. Accordingly, the operations of the Saint-Felicien pulp mill have been classified as discontinued operations.

Earnings from discontinued operations are as follows:

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Net sales                                                                           -          103            215
                                                                                ----------------------------------

Operating earnings before income taxes                                              -           19             53
Income tax expense                                                                  -           (6)           (17)
Gain (loss) on disposal of business before income taxes                            (4)         364              -
Income tax recovery (expense)                                                       1          (71)             -
                                                                                ----------------------------------
Earnings (loss) from discontinued operations                                       (3)         306             36
                                                                                ==================================

Earnings from discontinued operations per share                                     -         0.70           0.08
                                                                                ----------------------------------
CONDENSED CASH FLOWS

Cash flows from operating activities                                                -           54             47
Cash flows from financing activities                                                -            -              -
Cash flows used in investing activities                                             -           (3)            (9)
                                                                                ----------------------------------

Cash flows generated by discontinued operations                                     -           51             38
                                                                                ==================================


6. FINANCIAL EXPENSES
(in millions of Canadian dollars)

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Interest on long-term debt                                                        383          440            464
Amortization of deferred financing fees                                             6            5              7
Write-off of unamortized financing fees and
  premium on early retirement of debt                                               -           10              -
Interest income                                                                    (7)         (15)            (2)
Other                                                                               7            4              1
                                                                                ----------------------------------
                                                                                  389          444            470
                                                                                ==================================


7. OTHER EXPENSES
(in millions of Canadian dollars)

                                                                                 2003         2002           2001
                                                                                 ----         ----           ----
                                                                                    $            $              $
Discount on sales of accounts receivable (note 21c)                                 8            9             26
Gain on disposal of short-term investment and other assets                         (2)           -            (10)
Other                                                                               3            4             (3)
                                                                                ----------------------------------
                                                                                    9           13             13
                                                                                ==================================

8. INCOME TAXES
(in millions of Canadian dollars)


The following table provides a reconciliation of income tax computed at the combined statutory rate to income tax expense (recovery) presented on the consolidated statement of earnings:

                                                                                   2003         2002           2001
                                                                                   ----         ----           ----
                                                                                      $            $              $
Income tax expense (recovery) based on combined basic
Canadian federal and provincial tax rates                                             7          (79)             84
Manufacturing and processing allowances                                               -            8            (12)
Difference in tax rates for foreign subsidiaries                                    (20)         (21)           (15)
Charge (recovery) from change in tax rates                                           10            -            (20)
Non-taxable portion of foreign exchange losses (gains)                              (88)          (4)            32
Canadian large corporations tax                                                       8            9             11
Re-evaluation of current and future income tax assets and liabilities               (72)         (71)             -
Other                                                                                 4          (23)             4
                                                                                ------------------------------------

Income tax expense (recovery)                                                      (151)        (181)            84
                                                                                ====================================


The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                           2003           2002
                                                                                          -----          -----
                                                                                              $              $
Future income tax assets
Loss carry forwards                                                                         826            676
Other                                                                                         -             97
                                                                                ------------------------------------
                                                                                            826            773
                                                                                ------------------------------------
Future income tax liabilities
  Property, plant and equipment and intangible assets                                     1,366          1,538
  Other                                                                                      98              -
                                                                                ------------------------------------
                                                                                          1,464          1,538
                                                                                ------------------------------------

                                                                                            638            765
                                                                                ====================================

Classified in the consolidated balance sheet as
  Net non-current future income tax assets                                                  296            221
  Net non-current future income tax liabilities                                             934            986
                                                                                ------------------------------------

                                                                                            638            765
                                                                                ====================================


Significant components of the income tax expense (recovery) are as follows:

                                                                                             2003          2002           2001
                                                                                            -----         -----          -----
                                                                                                $             $              $
Current income tax expense                                                                      5            27             72
Future income tax expense (recovery) relating to origination
  and reversal of timing differences                                                         (166)         (208)            32
Future income tax charge (benefit) resulting from rate changes                                 10             -            (20)
                                                                                ----------------------------------------------

Income tax expense (recovery)                                                                (151)         (181)            84
                                                                                ==============================================


Management believes that all future income tax assets will more likely than not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


9. GOODWILL
(in millions of Canadian dollars)


During the fourth quarter of 2003, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to the "Wood products" segment, mainly due to economic market conditions, including the strengthening Canadian dollar.

As a result, a goodwill impairment charge of $21 million was recorded, which represented all the goodwill related to the "Wood products" segment.

                                                                                                                           2003
                                                              -----------------------------------------------------------------
                                                                                VALUE-ADDED
                                                                                 GROUNDWOOD              WOOD
                                                               NEWSPRINT             PAPERS          PRODUCTS             TOTAL
                                                              ----------        -----------          --------             -----
                                                                       $                  $                 $                 $
Goodwill, beginning of year                                          993                412                21             1,426
Goodwill impairment                                                    -                  -               (21)              (21)
Foreign exchange adjustment                                          (26)                (2)                -               (28)
                                                              -----------------------------------------------------------------

Goodwill, end of year                                                967                410                 -             1,377
                                                              =================================================================


                                                                                                                           2002
                                                            -------------------------------------------------------------------
                                                                               VALUE-ADDED
                                                                                GROUNDWOOD               WOOD
                                                              NEWSPRINT             PAPERS           PRODUCTS            TOTAL
                                                             ----------        -----------           --------            -----
                                                                      $                  $                  $                $

Goodwill, beginning of year                                         987                412                 21            1,420
Foreign exchange adjustment                                           6                  -                  -                6
                                                            -------------------------------------------------------------------

Goodwill, end of year                                               993                412                 21            1,426
                                                            ===================================================================


During 2001, the earnings from continuing operations of $70 million included a charge of $40 million for goodwill amortization. The earnings from continuing operations before goodwill amortization amounted to $110 million, or $0.25 per share (basic and diluted).



10. CAPITAL STOCK (in millions of Canadian dollars)

a) AUTHORIZED
The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) ISSUED COMMON SHARES


                                                                      2003                         2002                        2001
                                                    ----------------------       ----------------------      ----------------------
                                                     MILLION                      MILLION                     MILLION
                                                      SHARES             $         SHARES             $        SHARES             $
                                                    --------        ------        -------         -----      --------         -----
Common shares, beginning of year                         440         3,520            440         3,520           440         3,520
Variation in share purchase loans
  receivable from employees                                -            (3)             -             -             -             -
                                                    -------------------------------------------------------------------------------

Common shares, end of year                               440         3,517            440         3,520           440         3,520
                                                    ===============================================================================


As mentioned in note 1, "Change in accounting policies", as at January 1, 2003, the share purchase loans receivable from employees totalled $5 million. Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired. The loans mature at various dates from 2004 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. Outstanding employee stock purchase loans totalled $3 million as at December 31, 2003.

The exercise of outstanding stock options as at December 31, 2003, 2002 and 2001 would have had a non-dilutive effect on the earnings per share.


11. STOCK-BASED COMPENSATION PLANS
(in millions of Canadian dollars, except as noted)


a) EMPLOYEES SHARE OWNERSHIP PLAN
On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market.

b) PERFORMANCE SHARE UNITS PLAN
The Company has established a performance share unit ("PSU") plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return ("TSR"), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the year ended December 31, 2003, the Company granted 156,078 PSUs (2002 - 170,950 PSUs). As at December 31, 2003, the total number of PSUs outstanding was 322,762 and there was no significant amount payable under this plan.

c) DEFERRED SHARE UNIT PLANS
The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2003, 212,118 DSUs are outstanding under this plan (2002 - 168,885 DSUs) and there is no significant amount payable.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2003, 135,357 DSUs are outstanding under this plan (2002 - 98,934 DSUs) and there is no significant amount payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


d) STOCK OPTION PLANS
The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted.

In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued. As mentioned in note 1, starting in 2004, the Company will record a stock options' expense based on the fair value-based method.


                                                             2003           2002
                                                            -----          -----
                                                                $              $

Net earnings
  As reported                                                 179            259
  Pro forma                                                   175            257

Earnings per share
  As reported                                                0.41           0.59
  Pro forma                                                  0.40           0.58
                                                            ====================


The fair value of each option granted was estimated on the granting date using the Black & Scholes option-pricing model with the following assumptions:


                                                             2003           2002
                                                            -----          -----
                                                                $              $
Assumptions
  Dividend yield                                               3.6%         3.0%
  Volatility                                                  36.5%        29.9%
  Risk-free interest rate                                      4.7%         5.2%
  Expected option lives (in years)                             5.9          5.9

Weighted average fair value of each option ($/option)         4.78         5.33
                                                             ==================


A summary of the status of the stock option plans as at December 31, 2003 and 2002, and changes during the years ended on those dates is presented below:

                                                                                          2003                                 2002
                                                               -------------------------------         -----------------------------
                                                                                      WEIGHTED                             WEIGHTED
                                                                     OPTIONS           AVERAGE              OPTIONS         AVERAGE
                                                                (IN MILLIONS          EXERCISE         (IN MILLIONS        EXERCISE
                                                                  OF SHARES)             PRICE           OF SHARES)           PRICE
                                                               -------------         ---------         ------------       ---------
                                                                                             $                                    $
Outstanding, beginning of year                                          10.9             14.75                  8.9           15.18
Granted                                                                  2.3             10.94                  2.3           13.32
Cancelled                                                               (0.2)            16.93                 (0.3)          17.87
                                                               ---------------------------------------------------------------------
Outstanding, end of year                                                13.0             13.95                 10.9           14.75
                                                               =====================================================================

Options exercisable, end of year                                         7.9             15.20                  5.9           16.21
                                                               =====================================================================

The following table summarizes information about stock options outstanding at December 31, 2003:

                                                                           OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                                  --------------------------------------------        ------------------------------
                                                       OPTIONS      AVERAGE           WEIGHTED              OPTIONS        WEIGHTED
                                                   OUTSTANDING    REMAINING            AVERAGE          EXERCISABLE         AVERAGE
                                                  (IN MILLIONS         LIFE           EXERCISE         (IN MILLIONS        EXERCISE
RANGE OF EXERCISE PRICES                            OF SHARES)   (IN YEARS)              PRICE           OF SHARES)           PRICE
                                                  ------------   ----------           --------         ------------        ---------
                                                                                             $                                    $
$9.74 to $10.97                                            2.3            9              10.94                  0.1            9.82
$11.62 to $12.23                                           1.9            7              11.82                  1.0           11.81
$12.86 to $13.33                                           2.4            8              13.32                  0.8           13.32
$13.42 to $14.27                                           1.5            6              13.45                  1.1           13.45
$14.40 to $15.99                                           2.4            5              14.45                  2.4           14.45
$16.18 to $17.94                                           0.9            2              17.49                  0.9           17.49
$18.50 to $21.53                                           1.6            4              19.35                  1.6           19.35
                                                  ----------------------------------------------------------------------------------
                                                          13.0            6              13.95                  7.9           15.20
                                                  ==================================================================================


12. SUPPLEMENTAL CASH FLOW INFORMATION
(in millions of Canadian dollars)

                                                                                      2003         2002           2001
                                                                                     -----        -----          -----
                                                                                         $            $              $
Changes in non-cash operating working capital from continuing operations
  Accounts receivable                                                                  173          (64)           227
  Inventories                                                                            7           54            (48)
  Prepaid expenses                                                                      (3)         (10)             1
  Accounts payable and accrued liabilities                                             (19)         (46)          (231)
                                                                                     ---------------------------------
                                                                                       158          (66)           (51)
                                                                                     =================================
Non-cash transactions excluded from consolidated cash flows
  Additions of property, plant and equipment included
    in accounts payable at year-end                                                     50           29             34

Cash outflows (inflows) from operations related to
  Interest on long-term debt                                                           387          430            465
  Income taxes                                                                         (10)          27             27
                                                                                     =================================


Cash and cash equivalents consist of cash on hand, demand deposits and banker's acceptances and commercial papers with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

As at December 31, cash and cash equivalents are comprised of:

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Cash                                                                                                43            134
Banker's acceptances                                                                                10             12
                                                                                     ---------------------------------

                                                                                                    53            146
                                                                                     =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


13. INVENTORIES
(in millions of Canadian dollars)

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Newsprint and value-added groundwood papers                                                        167            163
Wood products                                                                                      106            104
Logs, chips and other raw materials                                                                192            213
Production and maintenance supplies                                                                290            302
                                                                                     ---------------------------------

                                                                                                   755            782
                                                                                     =================================


14. INVESTMENTS
(in millions of Canadian dollars)

                                                                                                  2003           2002
                                                                                                 -----          -----
                                                                                                     $              $
Investments in companies and other entities subject to significant influence
   SFK GP (note 3a and note 25)                                                                    148            148
   Private                                                                                          41             41

Investments in other private companies, at cost                                                     84             75
                                                                                     ---------------------------------

                                                                                                   273            264
                                                                                     =================================


15. PROPERTY, PLANT AND EQUIPMENT
    (in millions of Canadian dollars)

                                                                                      2003                                     2002
                                                       -----------------------------------     ------------------------------------
                                                                 ACCUMULATED      NET BOOK              ACCUMULATED        NET BOOK
                                                         COST   AMORTIZATION         VALUE      COST   AMORTIZATION           VALUE
                                                       ------   ------------      --------     -----   ------------        --------
                                                            $              $             $         $              $               $
Buildings, pulp and paper mill
  production equipment                                  7,914          2,409         5,505     8,161          1,931           6,230
Sawmill production equipment                              594            365           229       576            326             250
Woodlands, roads, timberlands,
  camps and equipment                                     327            132           195       325            123             202
Hydroelectric power plants                                473             89           384       450             76             374
Construction in progress                                  108              -           108        82              -              82
                                                       ----------------------------------------------------------------------------

                                                        9,416          2,995         6,421     9,594          2,456           7,138
                                                       ============================================================================


During the year, interest amounting to $4 million (2002 - $2 million, 2001 - $8 million) has been capitalized in connection with capital projects.

During 2003, the Company recorded a write-off of $67 million relating to the permanent closure of two paper machines, one in Sheldon, Texas and one in Port-Alfred, Quebec. During 2002, the Company recorded a write-off of $12 million relating to the existing thermomechanical pulp mill at its Thorold, Ontario mill. During 2001, a write-off of $33 million was recorded relating to the thermomechanical pulp mill at its Sheldon mill. The related expenses are included in amortization of plant and equipment in the consolidated statement of earnings.

16. INTANGIBLE ASSETS
(in millions of Canadian dollars)

                                                                                      2003                                     2002
                                                       -----------------------------------     ------------------------------------
                                                                 ACCUMULATED      NET BOOK              ACCUMULATED        NET BOOK
                                                         COST   AMORTIZATION         VALUE      COST   AMORTIZATION           VALUE
                                                       ------   ------------      --------     -----   ------------        --------
                                                            $              $             $         $              $               $
Water rights                                              500             47           453       500             34             466
Cutting rights and land use rights                         81             45            36        77             42              35
                                                       ----------------------------------------------------------------------------
                                                          581             92           489       577             76             501
                                                       ============================================================================


17. OTHER ASSETS
(in millions of Canadian dollars)

                                                                                                       2003           2002
                                                                                                      -----          -----
                                                                                                          $              $
Deferred financing fees                                                                                  39             34
Other                                                                                                    52             40
                                                                                                      --------------------
                                                                                                         91             74
                                                                                                      ====================


Amortization of deferred financing fees amounted to $6 million during the year (2002 - $5 million, 2001 - $7 million). During 2002, due to an early retirement of debt, the Company recorded a write-off of $2 million for unamortized deferred financing fees. There were no such amounts in 2003 and 2001.


18. LONG-TERM DEBT
(in millions of Canadian dollars)

a) RECOURSE

                                                                                                        2003           2002
                                                                                                       -----          -----
                                                                                                           $              $
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers' acceptance, prime, U.S. base rate or LIBOR, maturing in 2005
  (US$90 million; 2002- U.S. portion was US$15 million)                                                  117             49
Canadian and U.S. term loans bearing interest at floating rates based on bankers'
  acceptance, prime, U.S. base rate or LIBOR, maturing in 2005 (2002 - US$344 million)                     -            543
US$401 million 8.30% notes due August 1, 2005                                                            520            633
US$300 million 6.95% notes due December 15, 2006                                                         389            473
US$200 million 7.625% notes due May 15, 2007                                                             259            315
US$250 million 6.95% notes due April 1, 2008                                                             305            370
US$150 million 5.25% notes due June 20, 2008                                                             195              -
US$250 million 7.875% notes due August 1, 2009                                                           316            385
US$500 million 8.55% notes due August 1, 2010                                                            648            789
US$350 million 6.00% notes due June 20, 2013                                                             454              -
US$100 million 7.40% debentures due April 1, 2018                                                        112            139
US$250 million 7.50% debentures due April 1, 2028                                                        270            338
US$250 million 8.50% debentures due August 1, 2029                                                       306            376
US$450 million 8.85% debentures due August 1, 2030                                                       583            710
Other                                                                                                      2             11
                                                                                                      ----------------------
                                                                                                       4,476          5,131
Less: Due within one year                                                                                  2             38
                                                                                                      ----------------------
                                                                                                       4,474          5,093
                                                                                                      ======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


In June 2003, the Company merged its revolving facilities. The combined $800 million revolving facility now matures in June 2005 and no payments are required until that date. Available liquidities were $635 million as at December 31, 2003 ($712 million in 2002).

In June 2003, the Company issued US$150 million 5.25% notes due 2008 and US$350 million 6.00% notes due 2013. The net proceeds of these issues were used to repay bank indebtedness.

Certain debt agreements contain restrictive covenants. In addition, the bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2003.

B) NON-RECOURSE
The Company's portion of the long-term debt of Alabama, Alabama Recycling, its U.S., Asian and other joint ventures is with recourse only to the assets of these respective entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured as at December 31, 2003, by $573 million of assets and consist of the following debt:

                                                                                       2003           2002
                                                                                      -----          -----
                                                                                          $              $
ALABAMA
US$123 million floating-rate term loan, maturing in 2004
  (2002 - US$76 million)                                                                159            120

ALABAMA RECYCLING
2002 - US$4 million 10.50% senior notes, maturing in 2004                                 -              6

AUGUSTA
US$6 million 10.01% senior secured notes, maturing in 2004
  (2002 - US$13 million)                                                                  8             20
US$25 million 7.70% senior secured notes, maturing in 2007                               31             37

PANASIA
US$46 million floating-rate loans, maturing in 2006-2007
  (2002 - US$54 million)                                                                 59             86
Korean Won 108 billion fixed-rate loans, maturing 2004-2008
  (2002 - Korean Won 115 billion)                                                       116            149
Other borrowing facilities                                                               81             55
OTHER                                                                                    28             29
                                                                                      ---------------------
                                                                                        482            502
Less: Due within one year                                                               315            187
                                                                                      ---------------------
                                                                                        167            315
                                                                                      =====================


PanAsia has lines of credit of US$90 million bearing prevailing market interest rates. The available portion of the credit facilities was US$65 million as at December 31, 2003 and US$90 million as at December 31, 2002.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) SCHEDULED LONG-TERM DEBT REPAYMENTS

                                      RECOURSE DEBT         NON-RECOURSE DEBT
                                      -------------         -----------------
                                                  $                         $
2004                                              2                       315
2005                                            637                        55
2006                                            389                        36
2007                                            259                        46
2008                                            500                         8
Thereafter                                    2,689                        22
                                      ---------------------------------------
                                              4,476                       482
                                      =======================================


d) FAIR VALUE OF LONG-TERM DEBT
The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

                                                         2003           2002
                                                        -----          -----
                                                            $              $
Recourse                                                4,785          5,505
Non-recourse                                              486            504
                                                       ---------------------
                                                        5,271          6,009
                                                       =====================


19. EMPLOYEE FUTURE BENEFITS
(in millions of Canadian dollars)


DEFINED CONTRIBUTIONS PLANS
The Company contributes to several defined contributions, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2003 pension expense was $10 million under these plans (2002 - $11 million, 2001 - $10 million).

DEFINED BENEFIT PLANS
The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

OTHER BENEFIT PLANS
The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


Information about the Company's defined benefit pension plans and other benefit plans in aggregate, is as follows:

                                                                           PENSION BENEFIT PLANS          OTHER BENEFIT PLANS
                                                                          ----------------------         --------------------
                                                                               2003         2002          2003           2002
                                                                                  $            $             $              $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation, beginning of year                                 3,287        3,046           199            174
Service cost                                                                     72           75             3              4
Interest cost                                                                   207          206            12             14
Plan amendments                                                                   1           23             -              -
Actuarial loss (gain) attributable to experience
  and other elements                                                             99          139            (7)            27
Settlement                                                                        -          (21)            -              -
Curtailment and special early retirement                                          9            3            (8)            (8)
Foreign exchange loss (gain)                                                    (39)           8           (15)             -
Benefits paid                                                                  (229)        (192)          (13)           (12)
                                                                          ---------------------------------------------------

Accrued benefit obligation, end of year                                       3,407        3,287           171            199
                                                                          ===================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year                                  2,496        2,665             -              -
Actual return on plan assets                                                    310          (92)            -              -
Employer's contributions                                                         94          107            13             12
Plan participants' contributions                                                 25           28             -              -
Benefits paid                                                                  (229)        (192)          (13)           (12)
Settlement                                                                        -          (21)            -              -
Foreign exchange gain and other elements                                         15            1             -              -
                                                                          ---------------------------------------------------

Fair value of plan assets, end of year                                        2,711        2,496             -              -
                                                                          ===================================================
FUNDED STATUS OF THE PLANS
Funded status of the plans (deficit)                                           (696)        (791)         (171)          (199)
Unrecognized prior service cost                                                  39           45            (4)             2
Unrecognized actuarial loss                                                     711          759            32             50
Other components                                                                  2           (2)            1              1
                                                                          ---------------------------------------------------

Net amount recognized                                                            56           11          (142)          (146)
                                                                          ===================================================


As at December 31, 2003, for the pension plans with an accrued benefit obligation in excess of fair value plan assets, the accrued benefit obligation and the fair value of defined benefit plan assets were $3,407 million and $2,711 million respectively (2002 - $3,287 million and $2,496 million).

Defined benefit pension and other benefit costs of these plans are as follows:

                                                                                  2003         2002            2001
                                                                                 -----        -----           -----
                                                                                     $            $               $
Current service cost                                                                50           52              43
Interest cost on earned benefit obligations                                        219          220             212
Expected return on plan assets                                                    (218)        (239)           (229)
Curtailment and special early retirement                                            14           10              (4)
Amortization of prior service cost                                                   5            6               4
Amortization of net actuarial loss                                                   3            1               -
                                                                                 ----------------------------------
Net cost                                                                            73           50              26
                                                                                 ==================================
Weighted average assumptions are as follows:

Discount rate                                                                     6.25%        6.50%           6.75%
Expected return on plan assets                                                    7.75%        8.00%           8.00%
Rate of compensation increase                                                     4.00%        3.60%           3.55%
                                                                                 ==================================


Regarding the measurement purpose for other benefit plans, a 9.65% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.83% for 2013 and remain at that level thereafter.

An increase of 1% of this rate would have the following impact on:

                                                               INCREASE OF 1%
                                                               --------------
                                                                            $
Net periodic benefit cost                                                   1
Accrued benefit obligation                                                 12
                                                               ==============


20. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
(in millions of Canadian dollars)

Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

                                                                                            2003          2002
                                                                                           -----         -----
                                                                                               $             $
Foreign currency translation adjustment, beginning of year                                    49            17
Unrealized gains (losses) for the year on translation of net assets                         (315)           32
                                                                                         ----------------------
Foreign currency translation adjustment, end of year                                        (266)           49
                                                                                         ======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) FOREIGN EXCHANGE RISK MANAGEMENT
The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.

The Company had the following U.S. dollar forward contracts outstanding at December 31:

                                                                                      CONTRACT RATES TO              CONTRACT AMOUNT
                                                                                      CONVERT US$1 INTO              (IN MILLIONS OF
                                                                                        CANADIAN DOLLAR                U.S. DOLLARS)
                                                                                   --------------------     ------------------------
MATURITY                                                                             2003          2002      2003               2002
                                                                                                                $                  $
2003                                                                                    -        1.4692         -                449
2004                                                                               1.4918        1.4918         5                  5
                                                                                  ==================================================


The Company had the following U.S. dollar zero cost tunnels contracts outstanding at December 31:

                                                    CONTRACT RATES TO CONVERT US$1 INTO CANADIAN DOLLAR
                                                   -----------------------------------------------------
                                                                                                                     CONTRACT AMOUNT
                                                       AVERAGE       AVERAGE      AVERAGE       AVERAGE              (IN MILLIONS OF
                                                         FLOOR       CEILING        FLOOR       CEILING                U.S. DOLLARS)
                                                   -----------       -------      -------       -------     ------------------------
MATURITY                                                                2003                       2002      2003               2002
                                                   -------------------------      ---------------------     ------------------------
                                                                                                                $                  $
2003                                                         -             -       1.5571        1.6227         -                281
2004                                                    1.4695        1.5321       1.5757        1.6247       540                208
2005                                                    1.3579        1.4206            -             -       239                  -
                                                   =================================================================================

The Company had the following euro zero cost tunnels contracts outstanding at December 31:

                                                  CONTRACT RATES TO CONVERT 1 EURO INTO CANADIAN DOLLAR
                                                  -----------------------------------------------------
                                                       AVERAGE       AVERAGE      AVERAGE       AVERAGE              CONTRACT AMOUNT
                                                         FLOOR       CEILING        FLOOR       CEILING       (IN MILLIONS OF EUROS)
                                                   -----------       -------      -------       -------     ------------------------
MATURITY                                                                2003                       2002         2003            2002
                                                   -------------------------      ---------------------     ------------------------
                                                                                                                EURO            EURO
2004                                                    1.5649        1.6162            -             -           72               -
                                                   =================================================================================


The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2003, the Company would have received $102 million (2002 - paid $55 million) had it settled its then outstanding foreign exchange contracts. Aside from the potential obligation as at December 31, 2002, there was also, at that time, an amount of $11 million receivable from a past business acquisition, resulting from foreign exchange contracts of Abitibi-Consolidated that were marked to market. There is no such receivable as at December 31, 2003.

b) INTEREST RATE RISK MANAGEMENT
The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable from counterparts is included in the accounts receivable.

As at December 31, 2003, in order to hedge the fair value of a portion of the debt, the Company had US$850 million (2002 - US$200 million) of interest rate swap contracts designated as hedges on the interest expense of various notes maturing in 2005 through 2010. The interest paid under these agreements is based on the six months LIBOR rate.

The Company would have paid $18 million (2002 - received $17 million) had it settled its interest rate swap contracts outstanding as at December 31, 2003.

As at December 31, 2003, the Company had $8 million (2002 - $11 million) of deferred gain realized on the early termination of interest rates swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

c) CREDIT RISK MANAGEMENT
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

Under these programs, the outstanding balance as at December 31, 2003 was $504 million (2002 - $472 million). The net cash received during the year from these financial institutions, $116 million (2002 - $20 million) is presented as a change in non-cash operating working capital components.

The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

d) FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 18 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


22. COMMITMENTS AND GUARANTEES

a) CAPITAL EXPENDITURES
NEWSPRINT MILL, PANASIA
On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project for the joint venture is estimated at approximately US$300 million. As at December 31, 2003, the Company's portion of the costs incurred by PanAsia was US$11 million and its portion of the firm commitments made by PanAsia in connection with this capital project is US$48 million.

CONVERSION PROJECT TO EQUAL OFFSET(R), ALMA, QUEBEC
In December 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the production of the Company developed product known as EQUAL OFFSET(R). The total cost of this program is estimated at $181 million, including capitalized interest. As at December 31, 2003, $106 million had been incurred, and firm commitments of $33 million have been taken in connection with this capital project.

REHABILITATION OF POWER PLANT, IROQUOIS FALLS, ONTARIO
In 2002, the Company began the rehabilitation of its Iroquois Falls, Ontario, hydro-electric power plant. The total cost of this project is estimated to be $35 million. As at December 31, 2003, the Company had incurred costs of $10 million and had firm commitments of $24 million in connection with this project.

OTHER
Under a water power lease renewal at one of its Hydro-Saguenay hydroelectric facilities, the Company is required to make capital investments in the Saguenay/Lac-Saint-Jean region, Quebec, from April 1998 to December 2011, totalling the equivalent of $390 million 1998 dollar. As at December 31, 2003, the Company had fulfilled 85% of this commitment.

b) FIBRE SUPPLY
Historically, fibre was provided to the Saint-Felicien mill by the Company. Since the sale of the Mill to SFK GP (note 3), SFK GP has a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

c) OTHER
In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

d) INDEMNITIES
The Company has, over time, sold portions of its business, including, most recently, the sale of the Saint-Felicien pulp mill to SFK Pulp General Partnership. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

Historically, the Company has not incurred any significant expense under such agreements.

23. CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.


24. RELATED PARTY TRANSACTIONS (in millions of Canadian dollars)

As at December 31, 2003, the Company owned a 25% interest in SFK GP. The following table summarizes the transactions between the Company and SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms the Company would have applied to unrelated parties and were accounted for at the exchange value, except for the fibre sales contract referred to in note 22.


                                                            2003           2002
                                                           -----          -----
                                                               $              $

Fibre sales                                                   92             36
Purchases of market pulp                                      25             13
Accounts receivable from SFK GP                                2              5
                                                           ====================


25. SUBSEQUENT EVENT

On February 10, 2004, the Company announced the sale of its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. The transaction closed on February 27, 2004.


26. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, are in conformity in all material respects with US GAAP, with the following exceptions:

a) The Company has outstanding foreign exchange contracts, which it designates as a hedge of anticipated future revenue. Since January 1, 2001, the Financial Accounting Standard Board ("FASB") Statement 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" requires accounting for derivatives in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement 133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized to income immediately.

b) Under Canadian GAAP, interest rate swap contracts' fair value is not recognized in the financial statements. In US GAAP under FASB Statement 133, interest rate swap contracts are designated as an effective hedge of the debt and their fair value is presented with long-term debt.

     In 2002, the Company terminated prior to maturity some of its interest rate swap contracts. Under Canadian GAAP, the gain arising from these transactions is recorded as a deferred gain and amortized in reduction of interest expense, on the initial term of interest payments being hedged by the contracts. Under US GAAP, gain is deferred by adjusting long-term debt value. There is no difference on the amortization method to use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001


c) In Canada, gains or losses on early retirement of long-term debt are included in earnings before extraordinary items. In the United States, up to December 31, 2002, those items were specifically classified as extraordinary.

d) The Company recorded the disposal of its investment in the Saint-Felicien mill as discontinued operations. Under US GAAP, in accordance with FASB Statement 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" the disposal would not be accounted for as discontinued operations as the Company still has had an involvement in the operations of the mill through its remaining participation in SFK GP up to December 31, 2003.

e) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force ("EITF") Abstract 95-3, "RECOGNITION OF LIABILITIES IN CONNECTION WITH A PURCHASE BUSINESS COMBINATION".

g) The Company deducts its distribution costs from gross revenue in determining "Net sales" on its consolidated statement of earnings. Under US GAAP, in accordance with EITF Abstract 00-10 "ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS", these costs would be included in the operating expenses. The distribution costs amount deducted from gross revenue under Canadian GAAP was $577 million in 2003 (2002 - $582 million, 2001 - $581 million).

h) The provisions of FASB Statement 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS" required the Company to record an additional liability for plans where the accumulated benefit obligation exceeds plans assets fair value. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded net of income tax in other comprehensive income. There are no such provisions under Canadian GAAP.

i) The FASB has issued FIN-46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", which is effective for fiscal year beginning on or after June 15, 2003. This statement addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In Management's opinion, the implementation of this guideline would not have any impact on the Company's financial statements.

    The following information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

EFFECTS ON THE CONSOLIDATED NET EARNINGS

                                                                                                 2003         2002           2001
                                                                                                -----        -----          -----
                                                                                                    $            $              $
Net earnings, as reported in the consolidated statement of earnings per Canadian GAAP             179          259            106

Current year adjustments
  Derivative financial instruments (a)                                                             18           23             25
  Write-off of financing charges and foreign exchange losses on early debt retirement (c)           -           10              -
  Goodwill amortization (f)                                                                         -            -              1
  Income tax recovery                                                                             (6)          (5)           (50)
                                                                                                ----------------------------------
Earnings before extraordinary item, as adjusted per US GAAP                                       191          287             82
Extraordinary item net of applicable income taxes (c)                                               -          (7)              -
                                                                                                ----------------------------------

Net earnings, as adjusted per US GAAP                                                             191          280             82
                                                                                                ----------------------------------
Per share data (basic and diluted)
  Net earnings, as reported per Canadian GAAP                                                    0.41         0.59           0.24
  Net earnings, as adjusted per US GAAP                                                          0.43         0.64           0.19
                                                                                                ==================================

ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.

CONDENSED CONSOLIDATED BALANCE SHEET

                                                                         2003                                2002
                                                 ----------------------------            ------------------------
                                                  CANADIAN                 US             CANADIAN             US
                                                      GAAP               GAAP                 GAAP           GAAP
                                                 ---------            -------            ---------         ------
                                                         $                  $                    $              $
Current assets (a)                                   1,238              1,097                1,520          1,242
Investments (e)                                        273                858                  264          1,071
Property, plant and equipment                        6,421              5,605                7,138          5,923
Intangible assets (h)                                  489                524                  501            501
Future income taxes                                    296                304                  221            221
Other assets                                            91                 84                   74             63
Goodwill (f)                                         1,377              1,334                1,426          1,383
                                                  ---------------------------------------------------------------
                                                    10,185              9,806               11,144         10,404
                                                  ===============================================================
Current liabilities (a) (b)                          1,365              1,166                1,325          1,245
Long-term debt (b)                                   4,641              4,439                5,408          4,921
Employee future benefits (h)                            86                405                  135            536
Non-controlling interests                              167                125                   70             37
Deferred gain                                          122                122                  134            134
Future income taxes (a) (h)                            934                851                  986            806
Shareholders' equity                                 2,870              2,698                3,086          2,725
                                                  ---------------------------------------------------------------
                                                    10,185              9,806               11,144         10,404
                                                  ===============================================================


ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.

CONDENSED CONSOLIDATED CASH FLOWS

                                                                           2003       2002             2001
                                                                         ------      -----         --------
                                                                                                    US GAAP
                                                                         ----------------------------------
                                                                             $          $                $
Cash flows from (used in) operating activities                              (8)        194              818
Cash flows from (used in) financing activities                              158      (506)             (48)
Cash flows from (used in) investing activities                            (229)        259            (697)
Currency translation adjustment on cash                                     (9)        (4)                -
Cash and cash equivalents, end of year                                     (12)         76              133
                                                                         ==================================


OTHER DISCLOSURE
Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2003, 2002 and 2001:

                                                                                      2003         2002           2001
                                                                                    ------        -----          -----
                                                                                         $            $              $
Net earnings, as adjusted per US GAAP                                                  191          280             82
Other comprehensive income
  Cumulative translation adjustment on investment in foreign subsidiaries            (315)           32             57
  Gain (loss) on derivative financial instruments net of taxes of $47 million
    (2002 - $22 million, 2001 - $25 million) (a)                                        96           48           (74)
  Additional minimum liability adjustments, net of taxes of $37 million
    (2002 - $128 million, 2001 - $2 million) (h)                                        81        (275)            (5)
                                                                                  ------------------------------------

Comprehensive income                                                                    62           85             60
                                                                                  ====================================


ALL ALPHABETICAL REFERENCES IN THIS TABLE RELATE TO NOTE 26.